UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K/A No. 1

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period ended August 10, 2018

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street

Vancouver, British Columbia

Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

Canadian Zinc Corporation is filing amendment No. 1 to its Form 6-K News Release filing on August 10, 2018 to correct the Signatory page on the Form 6-K.

The Company is filing this Amendment No. 1 solely to furnish the information set forth above. Other than as set forth herein, this Amendment No. 1 does not modify or update the original Form 6-K filing.

EXHIBIT LIST

99.1	News Release dated August 10, 2018 - Canadian Zinc Reports Results For Q2 2018 & Operations Update (previously furnished)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: August 10, 2018	By:	/s/ Robert J. (Don) MacDonald
Robert J. (Don) MacDonald
President and Chief Executive Officer